SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated April 12, 2007, of Director/PDMR Shareholding

SCOTTISH POWER PLC

NOTIFICATION OF A TRANSACTION OF A PERSON DISCHARGING MANAGERIAL RESPONSIBILITY

Scottish  Power plc ("the  Company")  announces  that on 12 April 2007,  John A.
Campbell, exercised an option under the Executive Share Option Plan 2001, over a total of 34,817 shares,  granted on 10 May 2003, at an option price of GBP3.7625 per share.  Subsequently  34,817 Ordinary Shares of 42p each,  arising from this exercise, were sold at GBP8.10 per share.

As a result, John A. Campbell's total interest in the Ordinary share capital of
Scottish Power plc is 13,681 shares, representing less than 1% of the issued share capital of the Company.

Sheelagh Duffield, Company Secretary
Telephone: 0141 636 4544
12 April 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: April 12, 2007	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary